Exhibit 4.1
FIRST AMENDMENT TO RIGHTS AGREEMENT
     Amendment, dated as of January 11, 2010, between Zareba Systems, Inc., a Minnesota corporation, and Wells Fargo Bank, N.A. as Rights Agent (the “Rights Agent”), to the Rights Agreement dated as of March 15, 2005 between Waters Instruments, Inc., the name of which has been changed to Zareba Systems, Inc. and which is hereinafter referred to as the “Company,” and the Rights Agent (the “Rights Agreement”).
Recitals
     A. This Amendment is entered into in connection with the Agreement and Plan of Merger, dated as of the date hereof (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Woodstream Corporation, a Pennsylvania corporation (“Buyer”), WDST, Inc., a Minnesota corporation and wholly-owned subsidiary of Buyer (“Sub”), and the Company, with respect to a merger of Sub with and into the Company (the “Merger”).
     B. The Company and the Rights Agent have executed and entered into the Rights Agreement.
     C. Pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of such Section.
     D. No Right Certificates are outstanding under the Rights Agreement.
     E. The Board of Directors of the Company (the “Board of Directors”) has determined that the Merger Agreement and the Merger are fair to, advisable, and in the best interests of the Company and its shareholders.
     F. To induce Buyer and Sub to enter into the Merger Agreement, the Board of Directors has determined that it is in the best interests of the Company and its shareholders to amend the Rights Agreement to exempt the execution and delivery of the Merger Agreement, the consummation of the Merger and the other transactions contemplated by the Merger Agreement from the application of the Rights Agreement.
Amendment
     This Amendment amends the Rights Agreement as follows:
     1. The following sentence is added to the end of the definition of “Acquiring Person” in Section 1(a) of the Rights Agreement:
Notwithstanding anything in this Agreement to the contrary, neither Woodstream Corporation, a Pennsylvania corporation (“Buyer”), nor any direct or indirect wholly owned subsidiary of

Buyer shall be deemed to be an Acquiring Person solely as a result of the execution and delivery of the Agreement and Plan of Merger, dated as of January 11, 2010, among Buyer, WDST, Inc., a Minnesota corporation and wholly-owned subsidiary of Buyer (“Sub”), and the Company (as such agreement may be amended from time to time, the “Merger Agreement”), or the consummation of the merger of Sub with and into the Company (the “Merger”) or any of the other transactions contemplated by the Merger Agreement.
     2. Section 7(a) of the Rights Agreement is amended in its entirety to read as follows:
     (a) The Rights will not be exercisable until, and will become exercisable on, the Distribution Date (unless otherwise provided in this Agreement, including, without limitation, the restrictions on exercisability set forth in Sections 7(e) and 23(a)). Except as otherwise provided in this Agreement, the Rights may be exercised, in whole or in part, at any time commencing with the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and the certificate on the reverse side thereof duly executed (with signatures duly guaranteed), to the Rights Agent at the principal office of the Rights Agent in St. Paul, Minnesota, together with payment of the Exercise Price with respect to the total number of one one-hundredths (1/100) of a share (or other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, subject to adjustment as provided in this Agreement, at or prior to the Close of Business on the earliest of (i) March 17, 2015 (the “Final Expiration Date”), (ii) the date on which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), or (iii) immediately prior to the effective time of the Merger (such earliest date is the “Expiration Date”).
     3. The following sentence is added to the end of Section 15 of the Rights Agreement:
Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedy, or claim under this Agreement in connection with the execution and delivery of the Merger Agreement, the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.

     4. New Section 34 is added to the end of the Rights Agreement to read in its entirety as follows:
     Section 34. Merger Agreement. Notwithstanding any other provision of this Agreement, none of the execution and delivery of the Merger Agreement, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall result in a Distribution Date or a Stock Acquisition Date or in any way permit any Rights to be exercised pursuant to Section 11(a)(ii), Section 13, or otherwise for any capital stock, whether Common Stock, Preferred Stock, or other preferred stock, cash, property or other consideration or exchanged pursuant to Section 24, nor will such execution and delivery or consummation result in any separation of the Rights from the underlying Common Stock or require or permit the Rights to be evidenced by, or to be transferable pursuant to, Right Certificates separate from certificates for the Common Stock of the Company, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise increase the rights of, or grant any rights to, the holders of the Rights, including giving the holders of the Rights the right to acquire any capital stock, cash or other property of any party to the Merger Agreement or any affiliate of Buyer or Sub. Notwithstanding any other provision of this Agreement, this Agreement shall be inapplicable to the execution and delivery of the Merger Agreement, the Merger, or any of the other transactions contemplated by the Merger Agreement, and all Rights issued and outstanding under the Rights Agreement shall expire immediately prior to the effective time of the Merger.
     5. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts shall together constitute the same instrument.
     6. This Amendment shall be deemed to be a contract made under the laws of the State of Minnesota and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
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     In Witness Whereof, this Amendment has been duly executed by the Company and the Rights Agent as of the date first written above.

ZAREBA SYSTEMS, INC.
By:	/s/ Dale A. Nordquist
	Name:	Dale A. Nordquist
	Title:	President and Chief Executive Officer

WELLS FARGO BANK, N.A.
By:	/s/ Becky Paulson
	Name:	Becky Paulson
	Title:	Vice President